QuickLinks -- Click here to rapidly navigate through this document

To Sea Containers Shareholders:

We invite you to participate in our Dividend Reinvestment and Share Purchase Plan, which allows you to build your investment in Sea Containers in a convenient and economical manner. For holders of our common shares who wish to pursue the financial objective of capital appreciation through equity, we are pleased to offer the opportunity to reinvest your quarterly cash dividends in the company's class A common shares.

        The Plan offers several attractive features including:

    —
    Automatic reinvestment of all or only a portion of your dividends at a discount from the class A common share market price.

    —
    Optional cash deposits up to a maximum of $60,000 per year.

    —
    No brokerage commissions or service charges for purchases under the Plan.

    —
    Simplified recordkeeping by EquiServe Trust Company, N.A. which will provide a detailed, easy-to-understand account statement following each transaction.

    —
    Safekeeping of class A common share certificates.

        Participation in the Plan is entirely voluntary—you may join or withdraw at any time. We encourage you to consider carefully the Plan's benefits and other terms in the accompanying prospectus.

        We are pleased that you are an investor in Sea Containers and invite you to send in your completed authorization card in the near future.

                      Sincerely,

                      James B. Sherwood
                      President

PROSPECTUS

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

        The Dividend Reinvestment and Share Purchase Plan (the "Plan") of Sea Containers Ltd. ("SCL" or "Sea Containers") provides owners of SCL's common shares with a convenient and economical method of investing cash dividends in SCL's class A common shares at a discount from the market price and without payment of any brokerage commission or service charge except if the class A common shares are sold at the owner's request upon termination of his or her participation in the Plan. See Question 25. Shareholders may also make optional cash deposits to purchase class A common shares at market price without payment of commissions or other charges. See Question 11.

        A broker, bank or other nominee holder of class A common shares may reinvest dividends and make optional cash deposits on behalf of the beneficial owner of such shares. See Questions 5 and 6.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information and if anyone does give you information of this sort, you should not rely on it. We are not making an offer of the class A common shares in any jurisdiction where the offer or sale of the class A common shares is not permitted. You should not assume that the information provided by this prospectus, as well as any information SCL filed or will file with the SEC and that is incorporated by reference in this prospectus, is accurate as of any date other than its respective date.

        This prospectus relates to 1,000,000 class A common shares registered for sale under the Plan, approximately 400,000 of which have been purchased under the Plan prior to the date hereof. This prospectus also relates to 1,000,000 rights to purchase series A junior participating preferred shares (the "Rights"), which will be attached to and transferable only with any class A common shares purchased or sold under the Plan.

        Participants should retain this prospectus for future reference.

The date of this prospectus is October 27, 2004.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-3, Registration No. 33-76840, which Sea Containers filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information about Sea Containers and the class A common shares offered hereby.

        Sea Containers files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-7560). These filings contain important information which does not appear in this prospectus. For further information about Sea Containers, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Sea Containers' filings from the public reference room by calling (202) 942-8090. These reports and amendments to them are available free of charge on Sea Containers' internet website as soon as reasonably practicable after they are filed electronically with the U.S. Securities and Exchange Commission ("SEC"). The internet website address is http://www.seacontainers.com.

        The SEC allows Sea Containers to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Sea Containers has filed or will file with the SEC. We are incorporating by reference in this prospectus

  •
  Sea Containers' Annual Report on Form 10-K for the fiscal year ended December 31, 2003,

  •
  Sea Containers' Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2004, and June 30, 2004,

  •
  Sea Containers' Current Reports on Form 8-K with cover dates February 9, 2004, February 20, 2004, April 28, 2004 and May 7, 2004 (announcing the redemption of 12 1/2% Senior Subordinated Debentures due 2004).

  •
  The description of Sea Containers' class A common shares which appears in Amendment No. 1, dated June 11, 1998, to Sea Containers' Registration Statement on Form 8-A for the registration of the class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

  •
  The description of the Rights which appears in Amendment No. 3, dated June 5, 1998, to Sea Containers' Registration Statement on Form 8-A for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

        All documents which Sea Containers files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Sea Containers America Inc., 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066). On or about January 1, 2005, Sea Containers America's offices will move to 1114 Avenue of the Americas, New York, New York 10036. Its telephone number will remain the same.

        Sea Containers is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Sea Containers' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in Sea Containers' equity securities by its officers, directors and significant shareholders are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, Sea Containers was not required to make, and did not make, its SEC filings electronically, so that those filings are not available on the SEC's website. However, since that date, we have been making all filings with the SEC electronically.

ENFORCEABILITY OF CIVIL LIABILITIES

        Sea Containers is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may he difficult for you to

  •
  effect service of process within the United States upon Sea Containers or its directors and officers, or

  •
  enforce judgments obtained in United States courts against Sea Containers or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Sea Containers has been advised by its Bermuda counsel, Appleby Spurling Hunter, that there is doubt

  •
  whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Sea Containers or its directors and officers, and

  •
  whether an original action could be brought in Bermuda against Sea Containers or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

THE COMPANY

        Sea Containers and its subsidiaries engage in four main businesses:

  •
  the leasing of marine cargo containers, principally through GE SeaCo SRL, Sea Containers' unconsolidated 50/50 joint venture with General Electric Capital Corporation, to a diversified customer base of liner ship operators and other transport companies throughout the world, and the manufacture and repair of container equipment;

  •
  ferry operations involving high speed and conventional passenger and vehicle ferry services in the Baltic Sea, English Channel, Irish Sea, Adriatic Sea and New York harbor;

  •
  high speed passenger rail operations in Britain between London and Scotland; and

  •
  the ownership (or part ownership) and management of luxury hotels, restaurants, tourist trains and river cruiseships throughout the world through Orient-Express Hotels Ltd., a New York Stock Exchange-listed company in which Sea Containers has a 42% equity interest as of the date of this prospectus.

        SCL maintains its registered office at 22 Victoria Street, P.O. Box HM 1179, Hamilton HM EX, Bermuda (telephone 441-295-2244). SCL's principal United States subsidiary is Sea Containers America Inc., with offices at 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066). On or about January 1, 2005, Sea Containers America's offices will move to 1114 Avenue of the Americas, New York, New York 10036. Its telephone number will remain the same.

DESCRIPTION OF THE PLAN

The Plan

        The Sea Containers Ltd. Dividend Reinvestment and Share Purchase Plan (the "Plan") was approved by SCL's Board of Directors on October 3, 1994, March 1, 1995 and June 1, 1998.

        The following questions and answers set forth the provisions of and constitute the Plan. Holders of common shares of SCL who do not participate in the Plan will continue to receive cash dividends, as declared, in the usual manner.

Purpose

1.  What is the purpose of the Plan?

        The Plan provides eligible holders of SCL's class A common shares or class B common shares with a convenient and economical method of investing cash dividends and optional cash deposits in class A common shares. The Plan is intended for the benefit of long-term investors in SCL and not for individuals or investors who engage in transactions which may cause aberrations in the price or trading volume of the class A common shares. Financial intermediaries may engage in positioning transactions in order to benefit from the discount from the market price applicable under the Plan to class A common shares acquired through the reinvestment of dividends. Such transactions may cause fluctuations in the trading volume of the class A common shares. SCL reserves the right to modify, suspend or terminate participation in the Plan by otherwise eligible participants in order to eliminate practices which are not consistent with the purposes of the Plan.

Participant Options

2.  What options are available to Participants who enroll in the Plan?

  Reinvestment of Dividends

        Eligible holders of common shares who wish to participate in the Plan (each a "Participant") may elect to have cash dividends paid on all or a portion of their shares automatically reinvested in class A common shares. Cash dividends are paid on the common shares when and as declared by SCL's Board of Directors, except that no cash dividends may be declared on the class B common shares unless at the same time there is declared a cash dividend on each class A common share in an amount at least 10% more than the amount of the dividend declared on each class B common share.

  Optional Cash Deposits

        Participants may (but are not required to) elect to invest optional cash deposits in class A common shares, subject to a minimum purchase of $100 and a maximum purchase of $15,000 in any calendar quarter. Participants may make optional cash deposits even if dividends on their common shares are not being reinvested. Optional cash deposits may be made quarterly up to the second business day prior to the common shares dividend dates. Cash dividends on common shares are normally paid on or about the 20th day of February, May, August and November.

Advantages

3.  What are the advantages of the Plan?

        The primary advantages of the Plan are:

          (a)  The Plan provides Participants with the opportunity to reinvest cash dividends paid on all or a portion of their common shares in class A common shares at a 3% discount from the Market Price (as defined in Question 17).

          (b)  The Plan provides Participants with the opportunity to make quarterly investments of optional cash deposits for the purchase of class A common shares.

          (c)  No brokerage commissions or service charges are paid by Participants in connection with any purchase of class A common shares made under the Plan.

          (d)  All cash dividends can be fully invested in class A common shares because the Plan permits fractional interests in shares to be credited to Plan accounts. Dividends on such fractional share interests, as well as on whole shares, will also be reinvested in class A common shares which will be credited to Plan accounts.

          (e)  The Plan, at no charge to Participants, provides for the safekeeping of stock certificates for class A common shares credited to each Plan account.

          (f)  The Plan also provides that Participants may send stock certificates for any class A common shares in their possession to EquiServe (see Question 4) for safekeeping at no cost. See Question 21.

          (g)  Periodic statements reflecting all current activity, including class A common share purchases and the latest Plan account balance, simplify Participants' recordkeeping.

Administration

4.  Who administers the Plan?

        EquiServe Trust Company, N.A. ("EquiServe") or such other bank or trust company as SCL may from time to time designate will administer the Plan and make purchases of class A common shares as agent for Participants. EquiServe will keep a continuous record of each Participant's activities and will send a Participant an account statement for each quarter in which there is activity in such Participant's account. See Question 20. Class A common shares purchased under the Plan and credited to Participants' accounts will be registered in the name of EquiServe or its nominee as agent for Participants.

        EquiServe currently also acts as dividend disbursing agent, transfer agent and co-registrar for SCL's common shares.

  For information or any questions about the Plan,

CALL:	EQUISERVE TRUST COMPANY, N.A. 1-800-730-4001
or
(781) 575-3170
or
WRITE TO:	EQUISERVE TRUST COMPANY, N.A. P.O. Box 43010 Providence, Rhode Island 02940-3010 Internet: http://www.equiserve.com

  All correspondence concerning the Plan should be mailed to EquiServe at the above address, or such other address as SCL advises Participants in writing.

  Please include account numbers on all correspondence, checks or money orders together with the Participant's telephone number to be used during business hours.

Participation

5.  Who is eligible to participate?

        Any holder of at least 50 shares of either SCL's class A or class B common shares may participate in the Plan and reinvest the dividends paid on those shares to acquire class A common shares. These shareholders may be either (a) holders whose shares are registered on the share transfer books of SCL in their own names ("Registered Owners") or (b) holders who beneficially own shares that are registered in a name other than their own (i.e., in the name of a broker, bank or other nominee) ("Beneficial Owners").

        Registered Owners may participate directly in the Plan. To participate in the Plan, Beneficial Owners must either become Registered Owners by having their shares transferred into their own names or make arrangements with their broker, bank or other nominee Registered Owner to participate on their behalf (see Question 6).

        The right to participate in the Plan is not transferable to another person apart from a transfer of a Participant's underlying shares.

        Shareholders who reside in jurisdictions in which it is unlawful for SCL to permit their participation are not eligible to participate in the Plan.

6.  How does an eligible shareholder enroll in the Plan and become a Participant?

        A Registered Owner may enroll in the Plan by completing and signing an "Authorization Card" and returning it to EquiServe. Once enrolled in the Plan, Participants will remain enrolled without further action on their part. If a Participant's shares are registered in more than one name (e.g., joint tenants or trustees), all Registered Owners of such shares must sign the Authorization Card exactly as their names appear on the account registration.

        Beneficial Owners must either become Registered Owners by having their shares transferred into their own names or make arrangements with their broker, bank or other nominee Registered Owner to participate on their behalf.

        To obtain an Authorization Card, shareholders should contact EquiServe (see Question 4).

7.  What does the Authorization Card provide?

        The Authorization Card appoints EquiServe as agent for the Participant and directs SCL to pay to EquiServe each Participant's cash dividends on all or a specified number of common shares owned by the Participant on the applicable record date ("Participating Shares"), as well as on whole class A common shares and fractional interests in such shares credited to a Participant's Plan account. The Authorization Card directs EquiServe to purchase on the Investment Date (see Question 9) class A common shares with such dividends and any optional cash deposits made by the Participant. Unless "Optional Cash Deposits Only" is elected, the Authorization Card directs EquiServe to reinvest automatically all subsequent dividends on class A common shares credited to a Participant's account.

        The Authorization Card provides for the purchase of class A common shares through the following investment options:

          (1)  If "Full Reinvestment" is elected, EquiServe will apply all cash dividends on all common shares then or subsequently registered in the Participant's name, including all whole class A common shares credited to a Participant's account and fractional interests therein and all dividends on all such shares, together with any optional cash deposits (which are also permitted under this option), toward the purchase of class A common shares.

          (2)  If "Partial Reinvestment" is elected, EquiServe will apply all cash dividends on only the number of Participating Shares registered in the Participant's name and specified on the Authorization Card and all cash dividends on all class A common shares credited to a Participant's account, together with any optional cash deposits (which are also permitted under this option), toward the purchase of class A common shares.

          (3)  If "Optional Cash Deposits Only" is elected, the Participant will continue to receive cash dividends on common shares in that Participant's name, as well as on any shares and fractional interests credited to the Participant's account under the Plan, in the usual manner, and EquiServe will apply only optional cash deposits received from the Participant toward the purchase of class A common shares.

        Each Participant may select any one of these three options. If "Optional Cash Deposits Only" is elected, cash dividends paid on the class A common shares purchased will be paid directly to the Participant. Otherwise, dividends will be reinvested on all Participating Shares and on all class A common shares held in the Plan account until a Participant specifies otherwise or withdraws from the Plan altogether, or until the Plan is terminated. If a Participant would prefer to receive cash payments of dividends paid on class A common shares credited to a Participant's account rather than reinvest such dividends, those shares must be withdrawn from the Plan by written notification to EquiServe. See Question 22 regarding withdrawal of class A common shares credited to a Participant's account and Question 25 regarding termination of participation in the Plan.

        If a shareholder returns a properly executed Authorization Card to EquiServe without electing an investment option, such Authorization Card will be deemed to indicate election of the Full Reinvestment Option with the intention of such shareholder to apply all cash dividends and optional cash deposits toward the purchase of class A common shares.

8.  When may an eligible shareholder enroll in the Plan?

        Eligible holders of SCL's common shares may enroll in the Plan at any time. Once enrolled, Participants remain enrolled until they discontinue their participation or until the Plan is terminated. See Question 25 regarding termination of participation in the Plan and Question 32 regarding termination of the Plan.

9.  When is a Participant's enrollment in the Plan effective?

        For enrollment to be effective with respect to a particular dividend, an Authorization Card must be received from a holder before the record date established for such dividend. If the Authorization Card is received on or after that record date, the reinvestment of dividends will begin on the payment date of the next dividend.

        For enrollment to be effective with respect to a particular optional cash deposit, an Authorization Card must be received not less than two full business days prior to the date of payment of dividends on the class A and class B common shares (the "Investment Date"). As used herein, "business day" means a day on which both EquiServe and the New York Stock Exchange are open. Historically, dividends on common shares have been paid on or about the 20th day of the months of February, May, August and November. In the event that no dividend on common shares is paid by SCL in any given calendar quarter, the Investment Date for optional cash deposits in that quarter will remain on or about the 20th day of the appropriate month.

10.  How may a Participant change options under the Plan?

        Registered Owners may change their investment options at any time by requesting a new Authorization Card and returning it to EquiServe at the address set forth in Question 4 prior to the applicable record date. Beneficial Owners must have their bank, broker or other nominee submit a new Authorization Card.

Optional Cash Deposits

11.  How does the optional cash deposit feature of the Plan work?

        All shareholders who have submitted signed Authorization Cards indicating their intention to participate in this feature of the Plan are eligible to make optional cash deposits on one or more of four quarterly Investment Dates. An initial optional cash deposit may be made by an enrolling shareholder by enclosing a check with the Authorization Card. Checks should be made payable to EquiServe. Thereafter, optional cash deposits may be invested by submitting a check accompanied by a cash remittance slip. A cash remittance slip will be attached to each statement sent to Participants by EquiServe. Additional cash remittance slips will be supplied to Participants upon request. Optional cash deposits should be sent to the address indicated on the cash remittance slip. Deliveries to any other address do not constitute valid delivery. NO THIRD PARTY CHECK WILL BE ACCEPTED. Travelers checks, cash and money orders are also not accepted.

        In the event that any check is returned unpaid to EquiServe, EquiServe may consider the request for the investment of such money null and void and may immediately remove from the Participant's account shares, if any, purchased upon the prior credit of such money. EquiServe thereupon will be entitled to sell such shares to satisfy any uncollected amounts. If the net proceeds from the sale of such shares are insufficient to satisfy the uncollected balance, EquiServe will be entitled to sell such additional shares from the Participant's account as may be necessary to satisfy the uncollected balance. In addition, an insufficient funds fee of $25.00 will be charged by EquiServe. EquiServe may place a hold on the Participant's account until the fee is received, or may sell shares from the Participant's account to satisfy the amount.

        EquiServe will apply any optional cash deposit received from a Participant at least two business days prior to a quarterly Investment Date to the purchase of class A common shares for the account of the Participant on the Investment Date, if such class A common shares are purchased from SCL, or commencing on the Investment Date and continuing until completed, if such class A common shares are purchased in the open market. See Question 16.

12.  What limitations apply to optional cash deposits?

        Each optional cash deposit is subject to a minimum purchase of $100 and a maximum purchase of $15,000 in any calendar quarter. For purposes of these limitations, all Plan accounts under the common control or management of a Participant will be aggregated. Optional cash deposits of less than $100 and that portion of any optional cash deposit which exceeds the maximum purchase limit will be returned to the Participant, without interest.

        Participants in the Plan are not obligated to participate in the optional cash deposit feature of the Plan at any time. Optional cash deposits need not be in the same amount each calendar quarter, nor does a Participant need to make an optional cash deposit in any given quarter.

13.  When must optional cash deposits be received?

        Optional cash deposits will be invested on each quarterly Investment Date (the date on which a dividend is paid on SCL's common shares), normally the 20th day of February, May, August and November. EquiServe must receive optional cash deposits and related investment instructions at least two business days prior to an Investment Date. See Question 9.

        NO INTEREST WILL BE PAID BY SCL OR EQUISERVE ON OPTIONAL CASH DEPOSITS HELD PENDING INVESTMENT.

14.  May optional cash deposits be returned to a Participant?

        Upon written request addressed to EquiServe received at least five business days prior to the Investment Date, optional cash deposits will be returned to Participants. Also, each optional cash deposit, to the extent that it does not conform to the limitations described in Question 12, will be subject to return to the Participant.

Purchases and Pricing

15.  What is the source of class A common shares purchased under the Plan?

        Class A common shares will be purchased either directly from SCL, in which event such shares will be either authorized but unissued shares or shares held in the treasury, or in the open market, or by a combination of the foregoing, at the option of SCL. As of the date of this prospectus, it is expected that all shares will be purchased directly from SCL (as have all shares purchased under the Plan prior to the date of this prospectus). SCL will not elect to have class A common shares purchased in the open market under the Plan unless the purchase is permitted under applicable law.

16.  When will class A common shares be purchased under the Plan?

        Class A common shares purchased from SCL with reinvested dividends or with optional cash deposits will be purchased as of the dividend payment date on the common shares (which is the "Investment Date"). In the event SCL elects that class A common shares will be purchased in the open market, open market purchases will commence on the Investment Date and continue in a prompt manner until completed. However, SCL may in its sole discretion, having regard to applicable securities laws, defer the sale of class A common shares to EquiServe or direct EquiServe to defer open market purchases to a later date if necessary or advisable.

        THE PLAN DOES NOT CREATE A DIVIDEND POLICY OR GUARANTEE PAYMENT OF FUTURE DIVIDENDS. DECLARATION AND PAYMENT OF ANY DIVIDEND ON COMMON SHARES IS SUBJECT TO THE SOLE DETERMINATION OF SCL'S BOARD OF DIRECTORS BASED UPON SCL'S EARNINGS, FINANCIAL REQUIREMENTS AND OTHER FACTORS.

        Neither SCL nor any Participant will have any authority or power to direct the time or price at which class A common shares may be purchased in the open market, or the selection of the broker or dealer through or from whom purchases are to be made.

        NO INTEREST WILL BE PAID BY SCL OR EQUISERVE ON DIVIDENDS OR OPTIONAL CASH DEPOSITS HELD PENDING REINVESTMENT OR INVESTMENT.

17.  What will be the price to Participants of class A common shares purchased?

        The price per class A common share purchased from SCL with reinvested dividends will be 97% of the average of the daily high and low sale prices of a class A common share as reported for New York Stock Exchange (the "NYSE") composite transactions for the five Trading Days (as defined below) preceding the Investment Date. A "Trading Day" means a day on which trades in class A common shares are reported on the NYSE. The average of the sale prices as so calculated is the "Market Price".

        The price per class A common share purchased from SCL with optional cash deposits will be 100% of the Market Price.

        The price per class A common share purchased other than from SCL will be 97% (in the case of reinvested dividends) or 100% (in the case of optional cash deposits) of the weighted average of the purchase prices for the class A common shares purchased on behalf of all Participants.

18.  How will the number of class A common shares purchased for a Participant be determined?

        A Participant's account in the Plan will be credited with that number of class A common shares, including fractional interests in such shares, equal to the total amount to be invested on behalf of such Participant divided by the purchase price per share as calculated pursuant to the methods described in Question 17. The total amount to be invested will depend on the amount of any dividends paid on the number of Participating Shares, the number of class A common shares in such Participant's Plan account and any optional cash deposits made by such Participant and available for investment on the Investment Date. Subject to the availability of class A common shares registered for issuance under the

Plan, there is no maximum number of shares that can be issued pursuant to the reinvestment of dividends.

Costs

19.  Are there any expenses to Participants in connection with their participation under the Plan?

        Participants will incur no brokerage commissions or service charges for purchases made under the Plan. All costs of administration of the Plan, including the purchase of class A common shares, will be paid by SCL. However, Participants who request that EquiServe sell their shares in the event of their withdrawal from the Plan will incur certain expenses for this service. See Question 25.

Reports to Participants

20.  What kinds of reports will be sent to Participants?

        An account statement will be mailed to a Participant for each quarter in which there is activity in the Participant's account. These statements provide a record of account activity and indicate the cost of such Participant's purchases under the Plan, and should be retained for tax purposes. EquiServe may charge fees if a Participant requests copies of past statements. In addition, each Participant will receive, from time to time, communications sent to every other holder of class A common shares.

        If applicable, each Participant will receive annually Internal Revenue Service information (on Form 1099) for reporting dividend income received. The reinvestment of dividends under the Plan does not affect Participants' obligations to report the receipt of dividend income with respect to such dividends. See Question 29.

Certificates for Shares

21.  Will certificates be issued for class A common shares purchased?

        Class A common shares purchased under the Plan and credited to a Participant's account will be held by EquiServe or its nominee as agent for Participants. This service protects against the loss, theft and destruction of stock certificates evidencing such shares. However, stock certificates for whole shares will be issued to the Participant upon specific written request. See Questions 22 and 25. No certificates for fractional interests in shares will be issued. The number of class A common shares purchased for a Participant's account under the Plan will be indicated on such Participant's account statement.

        Participants also have the option to deliver to EquiServe for safekeeping stock certificates representing class A common shares registered in their names that are subject to the Plan. Participants may deliver such certificates to EquiServe along with the Authorization Card when enrolling in the Plan, or may do so at any time thereafter while participating in the Plan. The method of delivery of stock certificates is at the election and risk of the Participant, but if such delivery is by mail, registered or certified mail, properly insured and with return receipt requested, is recommended.

        Each Plan account is maintained in the name in which the related Participant's certificates were registered at the time of enrollment in the Plan. Stock certificates for whole class A common shares purchased under the Plan will be similarly registered when issued upon a Participant's request. If a Participant is a Beneficial Owner, such request should be placed through such Participant's banker, broker or other nominee Registered Owner. See Question 6. A Participant who wishes to pledge class A common shares credited to such Participant's Plan account must first withdraw such shares from the account.

Withdrawal of Shares in Plan Accounts

22.  How may class A common shares be withdrawn from the Plan?

        Class A common shares credited to a Participant's account may be withdrawn by a Participant by notifying EquiServe in writing specifying the number of shares to be withdrawn. A stock certificate for the number of whole class A common shares so withdrawn will be issued to and registered in the name of the Participant. For additional information concerning the effects of termination of participation in the Plan, the sale of all class A common shares credited to a Participant's account and the withdrawal of such shares, please refer to Question 25. In no case will certificates for fractional class A common shares be issued.

23.  Will dividends on class A common shares withdrawn from the Plan continue to be reinvested?

        If the Participant has authorized "Full Reinvestment," cash dividends with respect to class A common shares withdrawn from a Participant's account will continue to be reinvested. If, however, the Participant has authorized "Partial Reinvestment" so that cash dividends with respect to only a portion of the shares registered in a Participant's name are being reinvested, EquiServe will continue to reinvest dividends on only the number of shares specified by the Participant on the Authorization Card, or such lesser number of shares actually registered in the Participant's name, unless a new Authorization Card specifying a different number of shares is delivered.

24.  Will dividends on class A common shares continue to be reinvested if the Participant sells or transfers Participating Shares?

        If a Participant sells or transfers all of such Participant's Participating Shares, EquiServe will continue to reinvest dividends on such Participant's class A common shares credited to his or her Plan account until a written request for withdrawal of the credited shares is received from the Participant. If the Participant sells or transfers all of such Participant's class A common shares credited to his or her account so that there is no longer a balance credited to the account, EquiServe will cease to reinvest dividends on such Participant's Participating Shares and such Plan account will be closed.

        In all other cases, EquiServe will continue to reinvest dividends on all Participating Shares or class A common shares credited to the Participant's account as to which no contrary instruction has been received from the Participant. A Participant must maintain a balance in the Participant's Plan account in order to continue to participate in the Plan.

Termination of Participation

25.  How and when may a Participant terminate participation in the Plan?

        Participation in the Plan may be terminated at any time by providing written notice to EquiServe on or before the next common shares dividend record date to be effective as of such record date. Participation in the Plan will also be terminated if EquiServe receives appropriate evidence of the death or adjudicated incompetency of a Participant. In the event written notice of termination, death or adjudicated incompetency is received by EquiServe after a record date but before the dividend payment date, class A common shares will be purchased for the Participant with the related cash dividend and participation in the Plan will not terminate until after such dividend has been reinvested.

        Upon termination of participation in the Plan, unless a Participant has requested that all of the class A common shares held in his or her account be sold, EquiServe will send such Participant a stock certificate for the number of whole class A common shares in such Participant's account and a check in an amount equal to the value of any fractional interest in a share based upon the closing price of a class A common share as reported on the NYSE for the Trading Day immediately preceding the day on which the termination is processed by EquiServe, and the Participant's account will be closed.

        Upon receipt of instructions from a Participant to withdraw all class A common shares credited to a Plan account, EquiServe will send a stock certificate for the number of whole class A common shares in that Plan account. If such Participant's most recent Authorization Card indicated "Full Reinvestment," cash dividends on such Participant's Participating Shares and the class A common shares withdrawn from the Plan account will continue to be reinvested. See Question 23.

        Participants who do not wish to receive a stock certificate for the whole class A common shares in their Plan account may request that all of those shares and any fractional interests be sold. If such request is made, the sale will be made by EquiServe at the prevailing market price in normal brokerage transactions as soon as practicable after such request is received. The Participant will receive the proceeds of the sale, less a service charge by EquiServe equal to $15.00 and the Participant's proportionate share of brokerage commissions and any applicable transfer taxes. The Participant will also receive the value of any fractional share interest in his or her account calculated as provided in the second preceding paragraph. Participants should be aware that class A common share prices may fall during the period between a request for sale, its receipt by EquiServe and the ultimate sale in the open market. This risk should be evaluated by the Participant and is a risk to be borne solely by the Participant. No Participant will have the power or authority to direct a specific date on which shares will be sold or to direct a specific price at which shares will be sold. Requests must indicate the number of shares to be sold and not a dollar amount to be attained. Any improper request will be returned to the Participant. No check representing sale proceeds will be mailed to a Participant prior to settlement of funds from the brokerage firm. If the dollar value of the sale is expected to be greater than $100,000, Participants must submit their sale request in writing. Participants must also submit a written request to sell common shares if they have changed their address within 30 days of the sale request.

Rights Offerings, Stock Dividends and Stock Splits

26.  If SCL has a rights offering, how will the rights on class A common shares credited to a Participant's account be handled?

        Participation in any rights offering will be based upon both class A common shares registered in a Participant's name and any whole class A common shares credited to such Participant's Plan account.

27.  What happens if SCL issues a dividend payable in shares or declares a split of its class A common shares?

        Any share dividends or split shares distributed by SCL on class A common shares credited to a Participant's account will be credited pro rata to each Participant's account. Share dividends or split shares distributed on any Participating Shares registered in a Participant's name will be mailed directly to the Participant.

Voting Rights

28.  How will the class A common shares credited to a Participant's account in the Plan be voted at shareholders' meetings?

        For each meeting of shareholders, a Participant will receive proxy materials that will enable the Participant to vote the class A or class B common shares registered in the Participant's name directly and any class A common shares credited to the Participant's Plan account. If a Participant elects, he or she may vote his or her shares, including all class A common shares held for his or her account under the Plan, in person at the shareholders' meeting.

Federal Income Tax Consequences to Participants

29.  What are the income tax consequences of participation in the Plan?

        The following discussion sets forth the material United States federal income tax aspects applicable to Participants in the Plan. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular Participant's decision to participate in the Plan and does not address the U.S. federal income tax consequences applicable to Participants that are subject to special tax rules such as banks, dealers in securities, tax-exempt entities, insurance companies, persons who own (or are deemed to own for U.S. tax purposes) 10% or more of the voting shares of SCL or, except as described below, non-U.S. persons. In addition, it does not describe any tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Participants in the Plan should consult their own advisers as to the tax treatment in their particular circumstances, including the application of state, local and foreign laws.

        Participants who reinvest dividends under the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on that date of the class A common shares acquired with reinvested dividends. Such shares will have a tax basis equal to the same amount. For federal income tax purposes, the fair market value of class A common shares acquired with reinvested dividends under the Plan will be equal to 100% of the average of the high and low sale prices of shares on the dividend payment date. It should be noted that the fair market value on the dividend payment date is likely to differ from the Market Price (see Question 17), and may result in income in excess of the Market Price of the class A common shares acquired under the Plan.

        The following example may be helpful to illustrate the federal income tax consequences of the reinvestment of dividends in class A common shares purchased directly from SCL:

Cash dividends reinvested		$30.00
Assumed fair market value*	$20.00

Assumed Market Price*	$18.00
Less 3% discount per share	(0.54)

Net purchase price per share	$17.46

Number of shares purchased including fractional interest in a share ($30.00/$17.46)	1.7182
Total taxable dividend resulting from transaction ($20.00 x 1.7182)		$34.36

*
These prices are assumed for illustrative purposes only, and will vary with the market price of the class A common shares. During the 12-month period ended September 30, 2004, the high and low sales prices of class A common share for New York Stock Exchange composite transactions were $21.79 and $14.30, respectively.

        Shares will be purchased with optional cash deposits at the Market Price determined as set forth in Question 17. Such shares will have a tax basis equal to the amount of the deposit.

        Dividends treated as received under the Plan will be taxable as ordinary income to the extent of SCL's current or accumulated earnings and profits. Such dividends will not qualify for the dividends received deduction generally available to corporate shareholders. To the extent that a Participant is treated as receiving dividends that are not considered made out of current or accumulated earnings and profits, the amount will be treated first as a non-taxable recovery of basis in the shares with respect to which the dividend is received and, if such distributions exceed the shareholder's basis, the excess will be taxed as gain from the sale or exchange of such shares. (SCL expects that all dividends will be paid out of current or accumulated earnings and profits.)

        A Participant's holding period for class A common shares acquired pursuant to the Plan will begin on the day following the Investment Date.

        A Participant will not realize any taxable income upon receipt of certificates for whole class A common shares credited to the Participant's account and withdrawn, either upon the Participant's request for all or part of those shares or upon termination of participation in the Plan.

        A Participant will realize gain or loss upon the sale or exchange of class A common shares acquired under the Plan. A Participant will also realize gain or loss upon receipt, following termination of participation in the Plan, of a cash payment for any fractional share interest credited to the

Participant's account. The amount of any such gain or loss will be the difference between the amount that the Participant received for the shares or fractional share interest and the tax basis therefor.

        The foregoing discussion is based on the assumption that class A common shares acquired under the Plan will be purchased directly from SCL. If the shares are purchased in the open market, the consequences will be generally the same. However, the payment of brokerage commissions by SCL in connection with any purchase of shares in the open market may be treated as additional dividend income to the Participant and, in such event, will increase the tax basis of such shares by the same amount. As of the date of this prospectus, it is expected that all shares will be purchased directly from SCL. See Question 15.

30.  How are income tax withholding provisions applied to shareholders who participate in the Plan?

        Dividends paid on the class A common shares will be subject to U.S. backup withholding tax if the Participant fails to provide certain federal income tax certifications in the manner required by law. Also, proceeds from the sale of class A common shares or the liquidation of any fractional interest therein held for a Participant's account may be subject to backup withholding tax. If withholding is required for any reason, the appropriate amount of tax will be withheld. Backup withholding tax is at the rate of 29% in 2004 and 2005, and 28% in 2006 through 2010. Certain shareholders (including most corporations) are, however, currently exempt from the above withholding requirements.

Responsibility of SCL and EquiServe

31.  What are the responsibilities of SCL and EquiServe under the Plan?

        Neither SCL nor EquiServe will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of the failure to terminate a Participant's account upon such Participant's death, the prices at which class A common shares are purchased or sold for the Participant's account, the times when purchases or sales are made, or fluctuations in the market value of the class A common shares; the foregoing, however, does not abridge the rights of Participants under applicable securities laws.

        Each Participant should recognize that neither SCL nor EquiServe can provide any assurance of a profit or protection against loss on class A common shares purchased under the Plan.

Suspension, Modification or Termination of the Plan

32.  May the Plan be suspended, modified or terminated?

        SCL reserves the right to suspend or terminate the Plan at any time, including during the period between a record date and the related Investment Date. Participants will be notified of any such suspension or termination. SCL also reserves the right to make modifications to the Plan and, in such event, will provide Participants with a copy of any material modification. Upon termination of the Plan, except in the circumstances described below, any uninvested optional cash deposits will be returned, a stock certificate for whole class A common shares credited to each Participant's Plan account will be issued, and a cash payment will be made for any fractional interest in any class A common share credited to each such account.

        In the event that SCL terminates the Plan for the purpose of establishing another dividend reinvestment and share purchase plan, Participants will be automatically enrolled in such other plan, unless notice to the contrary is received by EquiServe.

        SCL and EquiServe also reserve the right to terminate any Participant's participation in the Plan at any time for any reason including, without limitation, engagement in arbitrage-related activities, trading, transactional profit activities or excessive joinings and terminations which may cause aberrations in the price or trading volume of the class A common shares.

Other Information

33.  How may Participants obtain answers to questions concerning their Plan accounts?

        Questions concerning Plan accounts should be addressed to EquiServe at the address and telephone number provided at Question 4.

34.  Who bears the risk of market fluctuations in the class A common shares?

        A Participant's investment in class A common shares held in his or her Plan account is no different than his or her investment in directly held shares in this regard. Each Participant bears all risk of loss that may result from market fluctuations in the price of the class A common shares.

35.  Who interprets the Plan?

        Any question of interpretation arising under the Plan will be determined by SCL, and any such determination will be final. SCL may adopt rules and regulations to facilitate the administration of the Plan. The terms and conditions of the Plan and its operation will be governed by the laws of the Islands of Bermuda under which SCL is incorporated.

USE OF PROCEEDS

        The net proceeds from the sale of the class A common shares purchased from SCL pursuant to the Plan will be used for the general corporate purposes of SCL. If shares are purchased on the open market, SCL will not receive any proceeds therefrom. See Question 15.

PLAN OF DISTRIBUTION

        The class A common shares acquired under the Plan are being sold directly by SCL or may be purchased in the open market, at SCL's option. As of the date of this prospectus, it is expected that all shares will be purchased directly from SCL. See Question 15.

        Subject to the availability of class A common shares registered under the Securities Act for issuance under the Plan, there is no maximum number of shares that can be issued pursuant to the reinvestment of dividends. No minimum subscription must be raised by the sale of class A common shares under the Plan in order to provide for any of the matters enumerated in Section 28 of The Companies Act 1981, as amended, of Bermuda.

        SCL will pay any and all brokerage commissions and related expenses incurred in connection with purchases of class A common shares under the Plan. Upon withdrawal by a Participant from the Plan by the sale of class A common shares credited to such Participant's account under the Plan, the Participant will receive the proceeds of such sale less certain expenses for this service. See Question 25.

        Class A common shares may not be available under the Plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any class A common shares or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

EXPERTS

        The financial statements and the related financial statement schedules of Sea Containers incorporated by reference in this prospectus from Sea Containers' Annual Report on Form 10-K for the fiscal year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the class A common shares offered hereby has been passed upon for SCL by Carter, Ledyard & Milburn LLP, 2 Wall Street, New York, New York, which firm is relying upon Appleby Spurling Hunter, 22 Victoria Street, Hamilton, Bermuda with respect to matters of Bermuda law. Robert M. Riggs, who is senior counsel at Carter, Ledyard & Milburn LLP, having recently retired as a partner in that firm, is a director of SCL.

QuickLinks

WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
THE COMPANY
DESCRIPTION OF THE PLAN
USE OF PROCEEDS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS